March 22, 2017

Chad Eskildsen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street N.E.
Washington DC 20549

RE:	Cushing® Closed-End Funds

Dear Mr. Eskildsen:
Thank you for your telephonic comments, provided to Skadden, Arps, Slate, Meagher & Flom LLP, as fund counsel, on March 14, 2017, concerning the annual reports to shareholders of the Cushing® closed-end funds (as listed on Appendix A hereto, each a “Fund” and, collectively, the “Funds”) for the fiscal year ended November 30, 2016 (the “Annual Reports”) as contained in each Fund’s Form N-CSR filed with the Securities and Exchange Commission on February 6, 2017, and other publicly available materials related to the Funds.  For ease of reference, we have summarized your comments below followed by our responses.
Comment 1:          With respect to The Cushing® MLP Infrastructure Fund II, the Fund does not appear to have filed an annual report of proxy voting record on Form N-PX for the period ended June 30, 2016.  As a feeder fund, the Form N-PX filed by the Fund may reference the report of proxy voting record of the master fund, as filed in the master fund’s Form N-PX.
Response:  The Form N-PX filing for Fund for the period ended June 30, 2016 was inadvertently omitted from the filings made by the Funds.  The Form N-PX filing for the Fund was filed with the SEC on March 22, 2017.
Comment 2:          With respect to The Cushing® MLP Infrastructure Fund and The Cushing® MLP Infrastructure Fund II, in accordance with paragraph 5.52 of the AICPA Audit and Accounting Guide for Investment Companies, disclose the master fund’s portfolio turnover rate in the financial highlights of each Fund.
Response: The Funds will incorporate this information beginning with the semi-annual reports to shareholders for the period ended May 31, 2017.
Comment 3:          With respect to The Cushing® MLP Total Return Fund, The Cushing® Energy Income Fund and The Cushing® Renaissance Fund, each Fund’s fund fact sheet for December 30, 2016 includes a footnote that distributions are anticipated to be 100% ordinary income.  However, recent press releases related to distributions by the Funds have stated that Fund

Mr. Chad Eskildsen
March 22, 2017

distributions are expected to have a significant return of capital component.  Please address this discrepancy.
Response:  Due to a clerical error, the character of distribution information in the December 30, 2016 fact sheets for each Fund was not properly updated.  The fact sheets have been corrected.
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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (214) 635-1674.

Sincerely,

/s/ John H. Alban
John H. Alban
Chief Financial Officer and Treasurer

cc:	Barry Y. Greenberg, Secretary of the Funds Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Chad Eskildsen
March 22, 2017

Appendix A

Cushing® Closed-End Funds

The Cushing® Energy Income Fund (File No. 811-22593)
The Cushing® MLP Total Return Fund (File No. 811-22072)
The Cushing® Renaissance Fund (File No. 811-22499)
The Cushing® MLP Infrastructure Fund (File No. 811-22727)
The Cushing® MLP Infrastructure Fund II (File No. 811-23093)
The Cushing® MLP Infrastructure Master Fund (File No. 811-23069)